UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. _)*

                      GLENBOROUGH REALTY TRUST INCORPORATED
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    37803P105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JEFFREY RUIZ
                                DEUTSCHE BANK AG
                        C/O DEUTSCHE BANK SECURITIES INC.
                                 60 WALL STREET
                               New York, NY 10005
                                 (212) 250-3667
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 3, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 37803P105
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Deutsche Bank AG
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                    WC
           (See Item 3)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    1,884,366
                            ----------------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        46
OWNED BY                    ----------------------------------------------------
EACH                        9       SOLE DISPOSITIVE POWER
REPORTING
PERSON                              1,884,366
WITH                        ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,884,412
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          BK
--------------------------------------------------------------------------------

Cusip No. 37803P105
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                    WC
           (See Item 3)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                            ----------------------------------------------------
NUMBER OF                   8       SHARED VOTING POWER
SHARES
BENEFICIALLY                        46
OWNED BY                    ----------------------------------------------------
EACH                        9       SOLE DISPOSITIVE POWER
REPORTING
PERSON                              0
WITH                        ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          46
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          BK
--------------------------------------------------------------------------------

ITEM 1.    SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.001 per share (the "Shares"), of Glenborough Realty Trust Incorporated (the "Issuer"). The Issuer has its principal executive offices at 400 South El Camino Road, Suite 1100, San Mateo, California 94402.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as
Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


         DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.


(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.


(c) and (f) The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.


     Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.


(d) and (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION

All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and DBSI and were acquired or disposed of as part of their proprietary trading activities or in order to hedge its exposure to certain derivative contracts entered into with its clients.

The Reporting Persons qualify as institutions that may file securities ownership reports required by the Securities Exchange Act on Schedule 13G. The Issuer entered into an Agreement and Plan of Merger, dated as of August 20, 2006, by and between the Issuer and Gridiron Acquisition LLC. Subsequent to the announcement of the merger, Deutsche Bank acquired Shares held in an arbitrage account. As a result, under interpretations of the Staff of the Securities and Exchange Commission, Deutsche Bank may be deemed to have purchased the Shares with the purpose of, or with the effect of, changing or influencing control of the Issuer, in connection with the proposed merger.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a), (b) According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 32,327,957 as of November 3, 2006. The Reporting Persons may be deemed the beneficial owner of 1,884,366 Shares (approximately 5.8% of the total number of Shares outstanding). Please see language from Aztar and use it here re beneficial ownership of DBSI shares.



Deutsche Bank AG, London Branch                                        1,731,766
Deutsche Bank AG, London Branch (arbitrage)                              152,600
Deutsche Bank Securities Inc.                                                 46

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein. The transactions set forth in Schedule 2 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, to the extent permitted by applicable laws, the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated November 21, 2006, between Deutsche Bank and DBSI.

                                                    SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATE: NOVEMBER 21, 2006

                                                DEUTSCHE BANK AG

                                                By:  /s/ Jeffrey A. Ruiz
                                                     --------------------------
                                                     Name:   Jeffrey A. Ruiz
                                                     Title:  Vice President



                                                DEUTSCHE BANK AG

                                                By:  /s/ Pasquale Antolino
                                                     --------------------------
                                                     Name:   Pasquale Antolino
                                                     Title:  Associate



                                                DEUTSCHE BANK SECURITIES INC.

                                                By:  /s/ Margaret Adams
                                                     --------------------------
                                                     Name:   Margaret Adams
                                                     Title:  Director



                                                DEUTSCHE BANK SECURITIES INC.

                                                By:  /s/ Jeffrey A. Ruiz
                                                     --------------------------
                                                     Name:   Jeffrey A. Ruiz
                                                     Title:  Vice President

                                   SCHEDULE 1

       EXECUTIVE OFFICERS, DIRECTORS, CONTROLLING PERSONS AND TRUSTEES OF DEUTSCHE BANK AG AND EACH PERSON ULTIMATELY IN CONTROL OF DEUTSCHE BANK AG


Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL OCCUPATION OR
                             EMPLOYMENT / BUSINESS
                             ADDRESS/CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Group Executive Committee and
                             Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German

--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti   Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Dr. Clemens Borsig           Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------

       EXECUTIVE OFFICERS, DIRECTORS, CONTROLLING PERSONS AND TRUSTEES OF
                          DEUTSCHE BANK SECURITIES INC.


Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.


--------------------------------------------------------------------------------
NAME                         PRESENT PRINCIPAL OCCUPATION OR
                             EMPLOYMENT / BUSINESS
                             ADDRESS/CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors,
                             Chairman, Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Marc Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities Inc.

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                        SCHEDULE 2 - 60 DAY TRADE HISTORY

Date          Buy/Sell              Amount                 Price
--------------------------------------------------------------------------------
09/15/06      S                     6,100                  26.06
--------------------------------------------------------------------------------
09/18/06      B                     9,200                  26.00
--------------------------------------------------------------------------------
09/18/06      S                     400                    25.94
--------------------------------------------------------------------------------
09/18/06      B                     7,800                  25.99
--------------------------------------------------------------------------------
09/18/06      S                     2,100                  26.02
--------------------------------------------------------------------------------
09/19/06      S                     200                    25.97
--------------------------------------------------------------------------------
09/19/06      B                     19,300                 26.02
--------------------------------------------------------------------------------
09/19/06      S                     500                    25.97
--------------------------------------------------------------------------------
09/20/06      B                     500                    26.02
--------------------------------------------------------------------------------
09/20/06      S                     100                    26.00
--------------------------------------------------------------------------------
09/20/06      B                     800                    26.04
--------------------------------------------------------------------------------
09/20/06      S                     1,800                  26.02
--------------------------------------------------------------------------------
09/21/06      B                     400                    25.98
--------------------------------------------------------------------------------
09/21/06      B                     800                    25.98
--------------------------------------------------------------------------------
09/21/06      S                     2,900                  25.95
--------------------------------------------------------------------------------
09/22/06      B                     100                    26.03
--------------------------------------------------------------------------------
09/22/06      S                     400                    25.96
--------------------------------------------------------------------------------
09/22/06      B                     24,500                 26.00
--------------------------------------------------------------------------------
09/25/06      B                     200                    26.12
--------------------------------------------------------------------------------
09/25/06      S                     100                    26.05
--------------------------------------------------------------------------------
09/25/06      B                     3,700                  26.24
--------------------------------------------------------------------------------
09/25/06      S                     1,300                  26.05
--------------------------------------------------------------------------------
09/25/06      B                     200,000                26.27
--------------------------------------------------------------------------------
09/26/06      B                     500                    26.20
--------------------------------------------------------------------------------
09/26/06      B                     6,700                  26.21
--------------------------------------------------------------------------------
09/26/06      S                     3,100                  26.23
--------------------------------------------------------------------------------
09/27/06      B                     4,400                  25.91
--------------------------------------------------------------------------------
09/27/06      B                     19,700                 25.91
--------------------------------------------------------------------------------
09/28/06      B                     900                    25.90
--------------------------------------------------------------------------------
09/28/06      S                     851                    25.82
--------------------------------------------------------------------------------
09/28/06      B                     2,400                  25.86
--------------------------------------------------------------------------------
09/28/06      S                     3,800                  25.84
--------------------------------------------------------------------------------
09/29/06      B                     851                    25.76
--------------------------------------------------------------------------------
09/29/06      B                     700                    25.78
--------------------------------------------------------------------------------
09/29/06      S                     9,100                  25.77
--------------------------------------------------------------------------------
10/02/06      B                     16,800                 25.81
--------------------------------------------------------------------------------
10/02/06      B                     100                    25.81
--------------------------------------------------------------------------------
10/02/06      S                     1,900                  25.75
--------------------------------------------------------------------------------
10/02/06      B                     13,500                 25.83
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10/02/06      S                     10,400                 25.77
--------------------------------------------------------------------------------
10/03/06      B                     300                    25.83
--------------------------------------------------------------------------------
10/03/06      S                     800                    25.80
--------------------------------------------------------------------------------
10/03/06      B                     1,600                  25.83
--------------------------------------------------------------------------------
10/03/06      S                     8,100                  25.78
--------------------------------------------------------------------------------
10/04/06      B                     1,100                  25.81
--------------------------------------------------------------------------------
10/04/06      S                     100                    25.79
--------------------------------------------------------------------------------
10/04/06      B                     4,500                  25.81
--------------------------------------------------------------------------------
10/04/06      S                     3,300                  25.79
--------------------------------------------------------------------------------
10/05/06      B                     2,300                  25.80
--------------------------------------------------------------------------------
10/05/06      B                     800                    25.79
--------------------------------------------------------------------------------
10/05/06      S                     1,800                  25.79
--------------------------------------------------------------------------------
10/06/06      B                     300                    25.80
--------------------------------------------------------------------------------
10/06/06      B                     1,300                  25.79
--------------------------------------------------------------------------------
10/06/06      S                     200                    25.80
--------------------------------------------------------------------------------
10/09/06      B                     900                    25.85
--------------------------------------------------------------------------------
10/09/06      B                     10,500                 25.83
--------------------------------------------------------------------------------
10/09/06      S                     1,200                  25.80
--------------------------------------------------------------------------------
10/10/06      B                     400                    25.88
--------------------------------------------------------------------------------
10/10/06      S                     600                    25.84
--------------------------------------------------------------------------------
10/10/06      S                     15,900                 25.83
--------------------------------------------------------------------------------
10/11/06      B                     100                    25.88
--------------------------------------------------------------------------------
10/11/06      S                     200                    25.86
--------------------------------------------------------------------------------
10/11/06      S                     18,200                 25.86
--------------------------------------------------------------------------------
10/12/06      B                     1,500                  25.89
--------------------------------------------------------------------------------
10/12/06      S                     4,500                  25.92
--------------------------------------------------------------------------------
10/13/06      B                     3,000                  25.97
--------------------------------------------------------------------------------
10/13/06      B                     1,800                  25.99
--------------------------------------------------------------------------------
10/13/06      S                     5,500                  25.98
--------------------------------------------------------------------------------
10/16/06      B                     3,600                  25.99
--------------------------------------------------------------------------------
10/16/06      S                     9,200                  25.96
--------------------------------------------------------------------------------
10/17/06      B                     100                    25.99
--------------------------------------------------------------------------------
10/17/06      S                     400                    25.97
--------------------------------------------------------------------------------
10/17/06      B                     700                    26.00
--------------------------------------------------------------------------------
10/17/06      S                     3,100                  25.98
--------------------------------------------------------------------------------
10/19/06      B                     3,400                  26.00
--------------------------------------------------------------------------------
10/19/06      B                     4,600                  25.98
--------------------------------------------------------------------------------
10/19/06      S                     100                    25.96
--------------------------------------------------------------------------------
10/19/06      S                     17,900                 25.93
--------------------------------------------------------------------------------
10/19/06      B                     800                    25.98
--------------------------------------------------------------------------------
10/19/06      S                     10,200                 25.95
--------------------------------------------------------------------------------
10/20/06      B                     300                    25.96
--------------------------------------------------------------------------------
10/20/06      S                     300                    25.96
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
10/20/06      S                     17,200                 25.94
--------------------------------------------------------------------------------
10/23/06      B                     1,800                  25.97
--------------------------------------------------------------------------------
10/23/06      S                     700                    25.93
--------------------------------------------------------------------------------
10/23/06      S                     13,200                 25.96
--------------------------------------------------------------------------------
10/24/06      B                     3,680                  26.00
--------------------------------------------------------------------------------
10/24/06      B                     500                    25.98
--------------------------------------------------------------------------------
10/24/06      S                     700                    25.97
--------------------------------------------------------------------------------
10/24/06      B                     200                    25.98
--------------------------------------------------------------------------------
10/24/06      S                     14,200                 25.97
--------------------------------------------------------------------------------
10/25/06      B                     1,200                  25.98
--------------------------------------------------------------------------------
10/25/06      S                     700                    25.95
--------------------------------------------------------------------------------
10/25/06      B                     800                    25.98
--------------------------------------------------------------------------------
10/25/06      S                     20,900                 25.97
--------------------------------------------------------------------------------
10/26/06      B                     1,100                  26.00
--------------------------------------------------------------------------------
10/26/06      S                     100                    25.97
--------------------------------------------------------------------------------
10/26/06      S                     5,700                  25.98
--------------------------------------------------------------------------------
10/27/06      S                     400                    25.97
--------------------------------------------------------------------------------
10/27/06      S                     3,700                  25.98
--------------------------------------------------------------------------------
10/30/06      B                     100                    26.03
--------------------------------------------------------------------------------
10/30/06      B                     100                    26.02
--------------------------------------------------------------------------------
10/30/06      S                     124                    26.03
--------------------------------------------------------------------------------
10/30/06      S                     300                    26.01
--------------------------------------------------------------------------------
10/30/06      B                     1,500                  26.00
--------------------------------------------------------------------------------
10/30/06      S                     6,100                  25.99
--------------------------------------------------------------------------------
10/31/06      B                     300                    26.011
--------------------------------------------------------------------------------
10/31/06      S                     956                    25.97
--------------------------------------------------------------------------------
10/31/06      B                     900                    25.98
--------------------------------------------------------------------------------
10/31/06      S                     13,200                 25.97
--------------------------------------------------------------------------------
11/01/06      S                     500                    25.98
--------------------------------------------------------------------------------
11/01/06      B                     1,300                  26.00
--------------------------------------------------------------------------------
11/01/06      S                     13,200                 25.97
--------------------------------------------------------------------------------
11/02/06      B                     498,300                26.01
--------------------------------------------------------------------------------
11/02/06      B                     250,000                26.01
--------------------------------------------------------------------------------
11/02/06      S                     1,000                  25.98
--------------------------------------------------------------------------------
11/02/06      B                     3,400                  26.01
--------------------------------------------------------------------------------
11/02/06      S                     6,900                  25.98
--------------------------------------------------------------------------------
11/03/06      B                     500                    26.03
--------------------------------------------------------------------------------
11/03/06      S                     800                    25.98
--------------------------------------------------------------------------------
11/03/06      B                     300,000                25.99
--------------------------------------------------------------------------------
11/03/06      B                     300,000                25.99
--------------------------------------------------------------------------------
11/03/06      B                     3,300                  25.99
--------------------------------------------------------------------------------
11/03/06      S                     9,100                  25.98
--------------------------------------------------------------------------------
11/06/06      B                     46,900                 26.05
--------------------------------------------------------------------------------
11/06/06      B                     400                    26.05
--------------------------------------------------------------------------------
11/06/06      S                     400                    26.03
--------------------------------------------------------------------------------
11/06/06      B                     8,400                  26.04
--------------------------------------------------------------------------------
11/0606       S                     200                    26.04
--------------------------------------------------------------------------------
11/07/06      B                     20,000                 26.00
--------------------------------------------------------------------------------
11/07/06      B                     2,100                  26.06
--------------------------------------------------------------------------------
11/07/06      S                     100                    26.03
--------------------------------------------------------------------------------
11/07/06      S                     4,095                  26.04
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11/08/06      B                     1,307                  26.05
--------------------------------------------------------------------------------
11/08/06      B                     7,200                  26.13
--------------------------------------------------------------------------------
11/08/06      B                     300                    26.07
--------------------------------------------------------------------------------
11/08/06      S                     200                    26.00
--------------------------------------------------------------------------------
11/08/06      S                     4,095                  26.04
--------------------------------------------------------------------------------
11/08/06      B                     4,095                  26.04
--------------------------------------------------------------------------------
11/08/06      S                     1,800                  26.03
--------------------------------------------------------------------------------
11/09/06      B                     300                    26.09
--------------------------------------------------------------------------------
11/09/06      S                     200                    26.04
--------------------------------------------------------------------------------
11/09/06      S                     1,900                  26.05
--------------------------------------------------------------------------------
11/10/06      B                     1,000                  26.07
--------------------------------------------------------------------------------
11/10/06      S                     900                    26.04
--------------------------------------------------------------------------------
11/13/06      B                     100                    26.05
--------------------------------------------------------------------------------
11/13/06      S                     10,200                 26.05
--------------------------------------------------------------------------------
11/14/06      B                     5,200                  26.13
--------------------------------------------------------------------------------
11/14/06      S                     300                    26.08
--------------------------------------------------------------------------------
11/15/06      B                     1,840                  26.15
--------------------------------------------------------------------------------
11/15/06      B                     7,300                  26.12
--------------------------------------------------------------------------------
11/15/06      S                     19,900                 26.10
--------------------------------------------------------------------------------

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Glenborough Realty Trust Corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


Dated: November 21, 2006.

                                                DEUTSCHE BANK AG

                                                By:  /s/ Jeffrey A. Ruiz
                                                     --------------------------
                                                     Name:   Jeffrey A. Ruiz
                                                     Title:  Vice President



                                                DEUTSCHE BANK AG

                                                By:  /s/ Pasquale Antolino
                                                     --------------------------
                                                     Name:   Pasquale Antolino
                                                     Title:  Associate



                                                DEUTSCHE BANK SECURITIES INC.

                                                By:  /s/ Margaret Adams
                                                     --------------------------
                                                     Name:   Margaret Adams
                                                     Title:  Director



                                                DEUTSCHE BANK SECURITIES INC.

                                                By:  /s/ Jeffrey A. Ruiz
                                                     --------------------------
                                                     Name:   Jeffrey A. Ruiz
                                                     Title:  Vice President